Ann P. Daiss	Southern Company
Comptroller and	Bin 10137
Chief Accounting Officer	241 Ralph McGill Boulevard NE
Atlanta, Georgia 30308-3374

Tel 404.506.6766
Fax 404.506.4310

June 12, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn:	Mr. Andrew Mew
Accounting Branch Chief

Re:	The Southern Company
Form 10-K for the Fiscal Year Ended December 31, 2012 (“Form 10-K”)
Filed February 28, 2013
File No. 1-03526

Dear Mr. Mew:
The following are the responses of The Southern Company (“Southern Company” or the “Company”) to the comments on the Form 10-K, transmitted in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated May 29, 2013. We are submitting this letter on behalf of Southern Company, and the terms “we,” “us” and “our” in the following responses refer to Southern Company and, as applicable, Alabama Power Company, Georgia Power Company (“GPC”), Gulf Power Company, Mississippi Power Company and Southern Power Company. As applicable, Southern Company intends to reflect these responses to the Staff's comments in all future filings.
Capitalized terms used herein but not otherwise defined have the meanings set forth in the Form 10-K.

Securities and Exchange Commission
June 12, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page II-11
Other Operations and Maintenance Expenses, page II-18
SEC COMMENT:

1.
We note the decrease in operations and maintenance expenses in fiscal 2012. With a view towards enhanced transparency please tell us what consideration you gave to providing expanded disclosure with regard to the factors you consider when scheduling maintenance outages. In this regard, we assume fewer scheduled maintenance outages in fiscal 2012 may lead to more scheduled maintenance outages in fiscal 2013 and beyond which could potentially increase future operations and maintenance expenses. Lastly, tell us if there have been any regulatory rate actions negatively impacting the ability to perform scheduled maintenance outages.

SOUTHERN COMPANY RESPONSE:
As described in the Form 10-K under RESULTS OF OPERATIONS - “Other Operations and Maintenance Expenses,” the Company's operations and maintenance expenses relating to generating, transmission and distribution facilities fluctuate from year to year due to variations in outage schedules and changes in the cost of labor and materials. The Company's actual maintenance outage timing and cost will vary depending on generating unit production levels, which fluctuate with customer demand, changes in plant maintenance life cycles, the cost of fuel, labor and materials, and the scope and type of work performed, as well as management initiatives such as those resulting from the positive or negative impacts of weather and the economy on retail revenues. As a result of these multiple factors, which can have an impact on the number, duration and cost of outages, it is not unusual for the Company's total operations and maintenance expenses to vary from year to year. Additionally, outages are regularly rescheduled from one period to another in response to these same factors. Therefore, the occurrence of fewer scheduled maintenance outages in fiscal 2012 does not necessarily mean maintenance expenses would be expected to increase in fiscal 2013. Furthermore, there have been no regulatory rate actions negatively impacting the ability to perform scheduled maintenance outages.
The Company considered these factors when preparing the operations and maintenance expense variance discussion included in the Form 10-K. This analysis identified the principal factor that drove the expense decrease in 2012 as management cost containment initiatives developed in response to the negative impacts of weather conditions on the Company's revenues in 2012. These initiatives identified and implemented cost savings resulting from changes in the Southern Company system's generating mix (a significant reduction in the use of coal-fired generating units).
The Company believes its variance discussion, which highlighted the variability in operations and maintenance expenses and the material factor that drove the 2012 decrease, is appropriate. In future filings, the Company will consider including additional discussion of the numerous factors that affect annual operations and maintenance expenses. The Company also will continue to consider whether outages in a given fiscal year provide meaningful future trend information for operations and maintenance expense and will disclose as appropriate.

Securities and Exchange Commission
June 12, 2013

NOTES TO THE FINANCIAL STATEMENTS, page II-55
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, page II-55
Asset Retirement Obligations and Other Costs of Removal, page II-59
SEC COMMENT:

2.
Refer to your statement, “[T]he Southern Company system also has identified retirement obligations related to certain transmission and distribution facilities, co-generation facilities, certain wireless communication towers, and certain structures authorized by the U.S. Army Corps of Engineers. However, liabilities for the removal of these assets have not been recorded because the range of time over which the applicable company may settle these obligations is unknown and cannot be reasonably estimated.” In this regard, if a range of possible settlement dates exists, then we would assume a removal period, or range of time, is not considered indeterminable and accrual of an asset retirement obligation liability could be required. Explain to us if a range of time with regard to the settlement of these obligations could be reasonably determined, or how you considered the guidance in paragraphs 7 and 8 of ASC 410-20-25.

SOUTHERN COMPANY RESPONSE:
In evaluating whether an asset retirement obligation (“ARO”) is required to be recorded for the assets referenced in the Staff's comment, we apply the guidance in Accounting Standard Codification (“ASC”) 410-20-25. Our use of the phrase “range of time” was not meant to imply that there is a range of potential settlement dates as contemplated by ASC 410-20-25-8.b, but rather that the settlement dates are indeterminable at this time. Specific details for each of the asset categories included in the Company's disclosure follow.

•
Certain Transmission and Distribution Assets: These assets are located on land owned by third parties (e.g., rights-of-way, easements, etc.) and the Company's subsidiaries would be required to remove these assets only if they were to cease providing electric service. Such removal would be expected to result in retirement of these assets. The timing of such an event is not determinable, since the Company's subsidiaries' franchises to provide electric service are considered perpetual.

•
Co-generation Facilities: Any obligations to remove co-generation facilities have been determined to be immaterial; therefore, we will delete the reference to co-generation facilities in future filings.

•
Certain Wireless Communication Towers: These assets are integral to the ability of the Company's subsidiaries to provide wireless services to third parties and for their wireless communication needs. These assets are located in jurisdictions that have ordinances requiring removal of the tower if the tower is no longer being used, which would only occur if the Company's subsidiaries were to cease providing wireless communication services. Such removal would be expected to result in the retirement of these assets. The timing of such an event is not determinable as the Southern Company system intends to continue providing such services indefinitely.

•
Certain Structures Authorized by the U.S. Army Corps of Engineers (“USACE”): These assets primarily include hydroelectric dam-related structures located on sites subject to USACE permits. The USACE permits allow for various settlement options should the Company's subsidiaries decide to abandon these structures, including requesting a release from the USACE to abandon the facility with no further obligation. The Company's subsidiaries currently have no intention of

Securities and Exchange Commission
June 12, 2013

abandoning the hydroelectric dam facilities, which are an integral part of the rivers' ecosystems and provide an inexpensive source of electricity. With no known or reasonably estimable settlement date or range of potential settlement dates and with multiple abandonment options, it is not possible to estimate the ARO related to these structures.

In response to the Staff's comment, in applicable future Company filings, the Company will revise its notes to the financial statements as reflected below. Changes are marked from the Form 10-K.

The Southern Company system also has identified retirement obligations related to certain transmission and distribution facilities, ~~co-generation facilities,~~ certain wireless communication towers, and certain structures authorized by the U.S. Army Corps of Engineers. However, liabilities for the removal of these assets have not been recorded because ~~the range of time over which the applicable company may settle these obligations is unknown~~ the settlement timing for the retirement obligations related to these assets is indeterminable and, ~~cannot be~~ therefore, the fair value of the retirement obligations cannot be reasonably estimated. A liability for these asset retirement obligations will be recognized when sufficient information becomes available to support a reasonable estimation of the asset retirement obligation.

SEC COMMENT:

3.	Explain to us and disclose what necessitated the significant upward cash flow revisions to your asset retirement obligations in fiscal 2012.

SOUTHERN COMPANY RESPONSE:
The significant upward cash flow revision related to the Southern Company system's ARO reflects revised cost estimates of $229 million arising from various landfill sites and ash ponds, as well as $38 million for decommissioning the Southern Company system's ownership of nuclear units, primarily at GPC. In accordance with ASC 410-20-35, this revision was recognized as an increase in both the ARO liability and the related asset retirement cost capitalized as part of the Company's property, plant and equipment. With respect to these two major AROs:

•
GPC's decision to request decertification and subsequent retirement of certain coal-fired units (as discussed in Note 3 to Southern Company's financial statements under “Retail Regulatory Matters - Georgia Power - Integrated Resource Plans” in the Form 10-K) necessitated a review of the related ash pond retirement obligations. As a result, GPC updated the timing and amount of ash, acreage and condition of each of its ash ponds and re-estimated the ARO liability. In addition, the revised estimates also incorporated the latest information and expertise regarding the technical requirements to close ash ponds, GPC's experience with an approved method of closure for ash ponds in the state of Georgia and data pertaining to specific costs arising from actual closures.

•
The revision related to the nuclear decommissioning ARO for GPC, which was based on a 2012 decommissioning study, was primarily attributable to inflation and timing arising from a five-year delay in the date the U.S. Department of Energy is expected to start accepting spent fuel from commercial generators, as well as cost increases for decommissioning on-site spent fuel storage and reactor vessels.

Securities and Exchange Commission
June 12, 2013

The recognition of AROs has no impact on the earnings of the Company's regulated operations as the effects of the recognition and subsequent accounting for an ARO and associated costs are offset by the establishment of regulatory assets and liabilities pursuant to regulatory accounting. The Company's footnote disclosure did not include an explanation for the cash flow changes since such disclosure is not explicitly required by ASC 410-20-50. In future filings, the Company will evaluate whether additional disclosure of the nature of any significant period-to-period changes reflected in the individual line items of the required ARO rollforward should be included. With respect to the 2012 increase in cash flow revisions, in response to the Staff's comment, we will include disclosure similar to the following in our Annual Report on Form 10-K for the year ended December 31, 2013.
The increase in cash flow revisions in 2012 related to updated estimates for some of the Southern Company system's ash ponds in connection with the retirement of certain coal-fired units and revisions to the nuclear decommissioning ARO based on the latest decommissioning study.
Leveraged Leases, page II-62
SEC COMMENT:

4.
We read your disclosure, “[T]o avoid a default on the lease and the project's nonrecourse debt, the due date for the December 2012 rent payment and the associated debt payment was extended to March 6, 2013 while restructuring negotiations continued between the parties to the transaction.” Summarize for us and disclose the events which led to the lease being placed on nonaccrual status. Further, we note $16 million after-tax charge taken in the first quarter of 2013 as a result of the future change in cash flows to Southern Company as the owner/lessor in the lease. Please summarize for us how you calculated the impairment charge.

SOUTHERN COMPANY RESPONSE:
In 2002, Southern Company completed the purchase of a 440-megawatt lignite coal-fueled generation facility located in Choctaw County, Mississippi for approximately $390 million and the leaseback of the facility to the seller/lessee under a leveraged lease structure through 2047. The facility is operated under a 30-year power purchase agreement with an unrelated third party. At various times over the life of the project, the facility has experienced heat rate, fuel handling and turbine issues. Southern Company began closely monitoring the operations of the facility in 2009 to determine if its investment in the leveraged lease (in the form of its rent receivable) was impaired. While the performance of the facility improved to some degree in 2010, performance worsened in 2011 and the first half of 2012 and project cash flows deteriorated to the point that there was insufficient cash from operations to make the June 2012 semi-annual rent payment. As a result, the lessee drew on a standby letter of credit to make the rent payment, including both principal and interest. Southern Company began providing disclosure of the operational issues and potential impairment of the rent receivable in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (the “June 2011 Form 10-Q”) and has continued to update that disclosure in its subsequent periodic filings through the date of the restructuring. As disclosed in Note (A) to the Company's financial statements under “Investments in Leveraged Leases” in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (the “June 2012 Form 10-Q”), at the beginning of the third quarter of 2012, Southern Company placed the rent receivable on nonaccrual status reflecting the uncertainty of receiving the December payment as scheduled, even though the impact on

Securities and Exchange Commission
June 12, 2013

earnings from placing the rent receivable on nonaccrual status was less than $2 million for the entire last half of 2012. Further, Southern Company expanded its disclosure in Note (A) to the Company's financial statements in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, and updated that disclosure in Note 1 to the Company's financial statements under “Leveraged Leases” in the Form 10-K, to indicate that up to approximately $20 million of previously recognized leveraged lease income would be required to be recaptured if a restructuring was successfully completed.

On March 1, 2013, Southern Company completed a restructuring of the lease and the related nonrecourse debt in which the rental payment schedule was revised to reflect the nonrecourse debt's new payment terms. In accounting for leveraged leases, the estimated timing and amount of cash flows (including tax benefits) determine the amount of periodic income recognized by the owner/lessor. These cash flows are reflected in a lease model that details the investment balance over time and the amount of income to be recognized. Specifically, ASC 840-30-35-33 allows for the recognition of income only when the owner/lessor's net investment in the lease is positive. For those periods when the owner/lessor's net investment is zero or negative, no income is recognized. When assumptions in the lease model change during the term of the lease (due to changes in the estimated residual value of the asset or changes in the expected amount or timing of cash flows under the lease), the owner/lessor is required to rerun the lease model to reflect the revised cash flows and to record the impact on the net investment in the lease through earnings in accordance with ASC 840-30-35-38 and 39.

As a result of the leveraged lease restructuring, the timing and amount of cash flows (including tax benefits) associated with the lease over its remaining term changed. Therefore, at the time of the restructuring, Southern Company was required to compare the results of the revised lease model to the original lease model and “true up” the project-to-date income from the lease to the amount that would have been recognized to date if the revised model had been used from the beginning of the lease. Said another way, if the revised model would have been in place in 2002, Southern Company would have recognized $26 million less in pre-tax leveraged lease income through December 31, 2012 than it had under the original lease model.

Securities and Exchange Commission
June 12, 2013

The details of the original and revised lease models are as follows:

Year	Post-restructuring Model	Original Model
2002	$—	$—
2003	7,831,382	10,924,383
2004	6,695,455	9,642,697
2005	5,802,930	8,688,471
2006	4,946,561	7,778,830
2007	4,097,680	6,874,390
2008	3,259,521	5,979,370
2009	2,437,209	5,100,916
2010	1,612,678	4,213,841
2011	832,076	3,381,422
2012	169,075	1,442,060
Total	$37,684,567	$64,026,380

Reduction (before tax)		$(26,341,813)
Reduction (after tax)		$(16,266,070)

We have provided relevant and timely disclosures to investors with regard to the leveraged lease and the potential earnings implications beginning with the June 2011 Form 10-Q and continuing through the date of the restructuring. The disclosures in Note (A) to the Company's financial statements in the Company's quarterly filings, beginning with the June 2012 Form 10-Q, and in Note 1 to the financial statements in the Form 10-K fully described our decision to place the rent receivable on nonaccrual status and the basis for that decision. With the restructuring complete, no additional disclosures related to the former nonaccrual status of the receivable are warranted in future filings.

13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED), page II-115
SEC COMMENT:

5.
We note Mississippi Power restated and corrected its previously issued financial statements for the year ended December 31, 2012 to recognize a pretax charge of $78 million for an estimated probable loss relating to the Kemper IGCC and you determined that portion of the estimated probable loss related to 2012 was not material to Southern Company. Please explain to us what consideration you gave to the impact on your quarterly results by concluding no revision was necessary to your financial statements for the year ended December 31, 2012.

SOUTHERN COMPANY RESPONSE:
In May 2013, Southern Company identified an estimated probable loss of $78 million (or $48.2 million on an after-tax basis) with respect to the Kemper IGCC that was related to 2012. In assessing the materiality of the estimated probable loss related to 2012, Southern Company considered all relevant accounting literature, including, without limitation, Staff Accounting Bulletin (“SAB”) Topics 1.M (“SAB 99”) and 1.N (“SAB 108”) and ASC 250-10-45-27. In addition, Southern Company considered the impact of the error under general concepts of materiality. As discussed further herein, based on a consideration of

Securities and Exchange Commission
June 12, 2013

the accounting guidance and general principles of materiality, Southern Company concluded that the estimated probable loss related to 2012 was not material to Southern Company's consolidated financial statements included in the Form 10-K or to its projected 2013 annual results and, therefore, that it was appropriate to record the $78 million charge as an “out-of-period” adjustment in the quarter ended March 31, 2013. In connection with the transaction, the Company also decided to provide the separate disclosures required under ASC 250-10-45-27 in Note (B) to its financial statements in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (the “March 2013 Form 10-Q”).

Impact of Estimated Probable Loss on 2012 Consolidated Financial Statements

As an initial matter, Southern Company considered the quantitative impact of the estimated probable loss on its consolidated financial statements included in the Form 10-K. From an income statement perspective, the estimated probable after-tax loss of $48.2 million represents 2.0% of the 2012 consolidated net income reported by Southern Company in the Form 10-K. While there was no impact from the error on Southern Company's cash flows, the estimated probable loss would have negatively impacted construction work in progress, total property, plant and equipment and common stockholder's equity by 1.3%, 0.2% and 0.3%, respectively, at December 31, 2012. In each case, the impact of the estimated probable loss is well below a level that would be considered material from a quantitative perspective.

As addressed in SAB 99, Southern Company also conducted a qualitative assessment of materiality. Based on a consideration of the factors identified in SAB 99, Southern Company concluded that the estimated probable loss related to 2012 was not material from a qualitative perspective. In particular, Southern Company reached the following conclusions with respect to the factors identified in SAB 99:

•	The item arose from an estimate with an inherently high degree of imprecision;

•	The item did not mask a change in earnings or other trends;

•	The item did not hide a failure to meet analyst consensus expectations;

•	The item did not change a loss into income or vice versa;

•	The item does not concern a portion of Southern Company's business that has been identified as playing a significant role in operations or profitability;

•	The item does not affect compliance with regulatory requirements;

•	The item does not affect compliance with loan covenants or other contractual requirements;

•	The item had an insignificant impact on the compensation of Southern Company's named executive officers; and

•	The item did not involve concealment of an unlawful transaction.

Impact of Recording Estimated Probable Loss in 2013 Financial Statements

Since Southern Company concluded that the estimated probable loss was not material to its 2012 financial statements, Southern Company next considered whether the estimated probable loss should be recorded as an out-of-period adjustment in the first quarter 2013. In making this assessment, Southern Company considered the guidance in SAB 108 and ASC 250-10-45-27.

Under SAB 108, when making an adjustment in the current year for a prior period item, a registrant must consider the impact of the adjustment on the registrant's current year financial statements.

Securities and Exchange Commission
June 12, 2013

In particular, if the adjustment would be material to the current year financial statements, the previously issued financial statements must be revised in lieu of recording the item in the current year.

In addition, under ASC 250-10-45-27 related to Interim Financial Reporting, a misstatement in previously issued financial statements may be corrected as an out-of-period adjustment if the correction would not result in a material misstatement of estimated income for the year in which the adjustment is made or not be material to the trend in earnings. The specific guidance is as follows:

“In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.”

Consistent with this guidance, Southern Company first considered whether recording the estimated probable loss as an out-of-period adjustment would be material to Southern Company's 2013 annual financial statements. By recording the estimated probable loss in the first quarter 2013, Southern Company anticipated that its projected annual net income for 2013 would be understated by less than 3.0%. In addition, the balance sheet items impacted at December 31, 2012 (construction work in progress, total property, plant and equipment and common stockholders' equity) are accurately reflected in the 2013 financial statements. As a result, there is no material quantitative impact on Southern Company's 2013 annual financial statements nor, as noted previously, does Southern Company believe the estimated probable loss is material from a qualitative perspective.

In addition, Southern Company considered whether recording the estimated probable loss as an out-of-period adjustment would result in a material impact on Southern Company's annual or quarterly earnings trends for the periods (for both net income and earnings per share (“EPS”)) reflected in the Form 10-K and the March 2013 Form 10-Q. When considering quarterly earnings trends, it is important to note that customer demand for power at the Company's traditional operating companies peaks during the summer months (second and third quarters), with market prices reflecting the demand of power and available generating resources at that time. Refer to the analysis below:

Annual Trends

Southern Company	2010	2011	2012
(in millions, except for EPS)
Net Income as reported	$1,975	$2,203	$2,350
Net Income if corrected	$1,975	$2,203	$2,302
Basic EPS as reported	$2.37	$2.57	$2.70
Basic EPS if corrected	$2.37	$2.57	$2.64

Securities and Exchange Commission
June 12, 2013

Quarterly Trends

Southern Company	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013
(in millions, except for EPS)
Net Income as reported	$368	$623	$976	$383	$81
Net Income if corrected	$368	$623	$976	$335	$129
Basic EPS as reported	$0.42	$0.71	$1.11	$0.44	$0.09
Basic EPS if corrected	$0.42	$0.71	$1.11	$0.39	$0.15

Quarterly Trends

Southern Company	Q1 2011	Q2 2011	Q3 2011	Q4 2011
(in millions, except for EPS)
Net Income as reported	$422	$604	$916	$261
Net Income if corrected	$422	$604	$916	$261
Basic EPS as reported	$0.50	$0.71	$1.07	$0.30
Basic EPS if corrected	$0.50	$0.71	$1.07	$0.30

Based on this analysis, Southern Company concluded it was appropriate to record the estimated probable loss as an out-of-period adjustment in the first quarter 2013 as it does not have a material impact on either annual or quarterly earnings trends. As previously discussed, Southern Company did include the disclosures required under ASC 250-10-45-27 since the out-of-period adjustment significantly impacted the quarter. In particular, Note (B) to the Company's financial statements in the March 2013 Form 10-Q included the following disclosure:

“As a result of an evaluation of the revised cost estimate, Mississippi Power determined that a portion of this $540 million estimated probable loss related to the period ended December 31, 2012. Accordingly, Mississippi Power restated its 2012 financial statements to reflect a pre-tax charge to income for this estimated probable loss of $78.0 million ($48.2 million after tax) in 2012, with the additional $462.0 million ($285.3 million after tax) reflected in the first quarter 2013. Southern Company evaluated the portion of the estimated probable loss related to 2012 and concluded it was not material to Southern Company. Therefore, Southern Company reflected the total pre-tax charge to income for this estimated probable loss of $540.0 million ($333.5 million after tax) in the first quarter 2013.”

Further Consideration of Impact on Quarterly Results, Including General Principles of Materiality

In addition to application of the accounting guidance described above, Southern Company also gave consideration to the impact of the estimated probable loss on quarterly results for the fourth quarter 2012 and the first quarter 2013 under general principles of materiality. In particular, Southern Company considered whether the $48.2 million overstatement of fourth quarter 2012 net income and the equivalent understatement of first quarter 2013 net income would significantly alter the total mix of information made available to investors. Based on consideration of a number of factors, including those discussed below, Southern Company concluded the impact on quarterly results did not significantly alter the total mix of information available to investors and that a revision to such quarterly results was not necessary.

Securities and Exchange Commission
June 12, 2013

Southern Company first considered the seasonal nature of its electric utility business. As previously discussed, the demand for electric power generation is affected by seasonal differences in the weather. Consequently, over the last five years, Southern Company's second and third quarter results have represented approximately 70% of annual net income (with 43% related to the third quarter). In contrast, Southern Company's first and fourth quarter results have represented only 18% and 12%, respectively, of annual net income over the last five years.

While the estimated probable loss had a significant quantitative impact on Southern Company's results for the fourth quarter 2012 (14% overstatement) and the first quarter 2013 (37% understatement), these quarters are less significant components of Southern Company's annual net income. Further, the portion of the estimated probable loss related to 2012 is less than 10% of the Company's average quarterly earnings for an entire year.

Southern Company also considered qualitative factors, including the SAB 99 factors discussed above and several additional qualitative factors. Southern Company considered the impact on key ratios used by equity and debt analysts to analyze Southern Company's financial condition, results of operations and cash flows. From an equity analyst standpoint, the key ratios (such as price-to-earnings) are based on annual or trailing twelve month results, rather than on stand-alone quarterly results. From a debt ratio perspective, Southern Company's cash flow ratios were not impacted and the impact on its debt-to-equity ratio was very limited (increasing from 0.5415x to 0.5421x).

Finally, Southern Company considered the market reaction to its April 2013 announcement of the full $540 million estimated probable loss relating to the Kemper IGCC and its first quarter 2013 earnings. Southern Company notes the impact of this charge was approximately seven times larger than the impact of the portion of the estimated probable loss that related to 2012. The closing price of Southern Company's common stock on the day following the announcement of the $540 million charge reflected a 1.27% decrease from the pre-announcement closing price, and the closing price on the fifth day following the announcement reflected only a 0.90% decrease from the pre-announcement closing price. The stock price variation following the announcement was consistent with the variation following Southern Company's four most recent quarterly earnings announcements, which reflected changes of 0.2%, 2.5%, 0.6% and 0.9%, respectively, based on the closing price on the day following the announcement. While market reaction is not determinative, the relatively small change in stock price following the announcement of the much larger $540 million estimated probable loss, and the consistency of such change with normal variations in Southern Company's stock price, provided further support for Southern Company's conclusion that the impact of the $78 million estimated probable loss on quarterly results was not material to investors.

Securities and Exchange Commission
June 12, 2013

*    *    *

In connection with the above response to the Commission's comments, Southern Company hereby acknowledges that:

•	Southern Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Southern Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the Form 10-K. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.

Please direct any further questions or comments you may have regarding these filings to the undersigned at (404) 506-6766 or to Melissa Caen at (404) 506-0684.

Very truly yours,

/s/ Ann P. Daiss

Ann P. Daiss